==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: August 15, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   August 15, 2006                    By: /s/ Karen L. Dunfee
                                               ------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |
                                                         EXTERNAL NEWS RELEASE
                                                                      06-39-TC

FOR IMMEDIATE RELEASE:     August 15, 2006

           NEW PRESIDENT AND CEO OF THE ELK VALLEY COAL PARTNERSHIP

Vancouver, BC. -- Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) and Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Mr. Boyd Payne will assume his new position as President and Chief Executive Officer of the Elk Valley Coal Partnership on August 18th. It is also expected that Mr. Payne will assume the role of President of the Fording Canadian Coal Trust following a period of transition. Mr. Jim Popowich will continue to serve as President of the Trust during this transition in leadership.

Mr. Payne was most recently Vice President, Marketing for BHP Billiton in Singapore. Prior to joining BHP Billiton, he was Vice President, Marketing for Fording Coal Limited, whose metallurgical coal operations were acquired by Elk Valley Coal in 2003. Mr. Payne also held several senior positions with Manalta Coal Ltd., including Vice President, Marketing and General Manager of Gregg River Resources Ltd. He holds a bachelor of science degree in chemistry from the University of Victoria.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the NYSE Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

ABOUT FORDING

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unit holders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

                                    - 30 -
FOR FURTHER INFORMATION:

TECK COMINCO LIMITED
MEDIA CONTACT
David Parker
Director, Corporate Affairs & Sustainability
604.687.1117

INVESTORS
Greg Waller
Director, Financial Analysis & Investor Relations
604.685.3005

FORDING CANADIAN COAL TRUST
MEDIA CONTACT
Dermot Lane
Director, Corporate Communications
403.260.9816

INVESTORS
Paul Armstrong
Director, Investor Relations
403.260.5215